UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

XM Satellite Radio Holdings Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

983759-10-1

(CUSIP Number)

John D. Hardy, Jr., Esq.
O’Melveny & Myers LLP
400 South Hope Street
Los Angeles, California 90071
(213) 430-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2002

(Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 7 Pages

CUSIP No. 983759-10-1	Schedule 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Honda Motor Co., Inc. (“American Honda”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
Item 2(d) [ ]
Item 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,894,967

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 2,894,967

	10	SHARED DISPOSITIVE POWER 0

CUSIP No. 983759-10-1	Schedule 13D	Page 3 of 7 Pages

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,894,967

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 983759-10-1	Schedule 13D	Page 4 of 7 Pages

     This Amendment No. 3 to Schedule 13D amends, supplements, and, where indicated, restates the statement on Schedule 13D relating to the Class A Common Stock of the Issuer filed by American Honda with the Securities and Exchange Commission on August 22, 2000, as amended on April 9, 2001 and February 15, 2002 (the “Initial Schedule 13D”). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

     This Amendment No. 3 is being made to reflect that, on April 17, 2002, the Issuer sold 13,400,000 shares of its Class A Common Stock in a public offering at a price of $11.50 per share, resulting in a change in the number of shares of Class A Common Stock beneficially owned by American Honda and certain other beneficial owners of the Class A Common Stock, and in connection with which American Honda entered into a lock-up agreement and a consent and waiver relating to the Issuer’s capital stock. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by American Honda in the Initial Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

     The third paragraph of Item 2 is hereby amended and restated as follows:

     The words “Japan Production Operations” appearing therein are replaced with the words “Production Operations.”

     The words “Auto Service & Technical Operations” appearing therein are replaced with the words “Auto Parts & Service/Technical Operations.”

     The name “Hiroyuki Suganuma” is replaced with the name “Hiroshi Matsumoto.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The first paragraph of Item 5 is hereby amended by adding the following sentence at the end thereof:

     Based solely upon information provided to American Honda by the Issuer, American Honda believes that Rare Medium and Hughes acquired their respective interests in the Class A Common Stock listed below as a result of transfers from Motient between the date of the Amended and Restated Shareholders Agreement and February 19, 2002. As a result of these transfers, Rare Medium and Hughes have become parties to the Amended and Restated Shareholders Agreement and Motient is no longer a party thereto.

     The second, third and fourth paragraphs of Item 5 are hereby amended and restated in their entirety as follows:

     Based solely upon information provided to American Honda by the Issuer (the “Available Data”), American Honda believes that, as of April 17, 2002, (a) the members of the group beneficially owned the number of shares of Class A Common Stock set forth in the table below, constituting in each case that percentage of the Class A Common Stock outstanding on

CUSIP No. 983759-10-1	Schedule 13D	Page 5 of 7 Pages

such date set forth in the table, and (b) the Series C Preferred Stock was convertible into Class A Common Stock at the conversion price of $19.68 per share. The Issuer’s Series A Convertible Preferred Stock, par value $.01 per share (the “Series A Convertible Preferred Stock”), is convertible into Class A Common Stock on a one-for-one basis.

Name of Beneficial Owner	Number of Shares	Percentage

GENERAL MOTORS	5,553,252	5.8%
HUGHES DIRECTV	13,819,423	14.3%
CLEAR CHANNEL	8,329,877	9.3%
TELCOM	2,411,211	2.7%
MADISON DEARBORN	5,049,679	5.4%
BARON	1,208,301	1.3%
COLUMBIA	3,753,197	4.1%
AEA	3,473,961	3.7%
AMERICAN HONDA	2,894,967	3.1%
RARE MEDIUM	5,000,000	5.6%

American Honda has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of, the Class A Common Stock to which this statement on Schedule 13D relates. Based solely upon information provided to American Honda by the Issuer, American Honda believes that it ceased to beneficially own more than five percent of the Class A Common Stock on or about March 1, 2001.

     Except for transactions reported on Schedule 13D, neither American Honda, Honda Motor, nor, to the knowledge of American Honda, any of the beneficial owners listed above (the “Reporting Persons”) has engaged in any other transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer’s capital stock.

     To the best knowledge of American Honda, none of American Honda’s, Honda Motor’s, nor any of the Reporting Person’s executive officers or directors has effected any transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer’s capital stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended to add the following:

     The following summary descriptions are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein by reference and are filed as Exhibits 6 and 7 hereto, respectively.

     American Honda entered into a lock-up agreement dated April 11, 2002, pursuant to which American Honda agreed not to effect any transfer or disposition of the Class A Common Stock, or any securities convertible into, or exercisable or exchangeable for, shares of

CUSIP No. 983759-10-1	Schedule 13D	Page 6 of 7 Pages

Class A Common Stock, or enter into any arrangement that transfers any of the economic consequences of ownership of Class A Common Stock to another, until July 10, 2002. However, American Honda retained its right to convert its shares of Series C Preferred Stock into Class A Common Stock and to enter into transactions relating to shares of Class A Common Stock or other securities it acquires in the open market after April 17, 2002. In addition, American Honda agreed not to make any demand for the registration of any shares of Class A Common Stock, or any securities convertible into, or exercisable or exchangeable for, such shares, until July 10, 2002. However, American Honda retained its right to exercise its “piggyback” registration rights under the Amended and Restated Registration Rights Agreement on issuances of Class A Common Stock after April 17, 2002.

     American Honda entered into a consent and waiver dated April 11, 2002, pursuant to which American Honda (i) consented to the public offering by the Issuer of shares of Class A Common Stock not to exceed a maximum aggregate offering price of $203,062,500 and (ii) waived its “piggyback” registration rights under the Amended and Restated Registration Rights Agreement in connection with the offering.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended to add the following:

Exhibit 6	Lock-up agreement, dated April 11, 2002, by American Honda.

Exhibit 7	Consent and waiver, dated April 11, 2002, by American Honda.

CUSIP No. 983759-10-1	Schedule 13D	Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2002

AMERICAN HONDA MOTOR CO., INC.

By:	/s/ S. Sakamoto
Name:	S. Sakamoto
Title:	Treasurer

EXHIBIT INDEX

Exhibit No.	Description

6	Lock-up agreement, dated April 11, 2002, by American Honda.

7	Consent and waiver, dated April 11, 2002, by American Honda.